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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*

                            LENNOX INTERNATIONAL INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   526107 10 7
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                                 (CUSIP Number)


        David H. Anderson, 2140 Lake Park Blvd., Richardson, Texas 75080
                                 (972) 497-5000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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


CUSIP No. 526107 10 7                                                                          Page 2 of 6 Pages
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
         (1)      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  David H. Anderson
----------------------------------------------------------------------------------------------------------------
                  (2)      Check the Appropriate Box if a Member of a Group

                           (a) .............................................................................[  ]
                           (b) .............................................................................[  ]
----------------------------------------------------------------------------------------------------------------
                  (3)      SEC Use Only


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                  (4)      Source of Funds

                           PF
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                  (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
                           2(d) or 2(e)
                                                                                                            [  ]
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                  (6)      Citizenship or Place of Organization

                           United States Citizen
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Number of                  (7)     Sole Voting Power                  3,980,693 shares
Shares Bene-          ------------------------------------------------------------------------------------------
ficially                   (8)     Shared Voting Power                  287,661 shares
Owned by              ------------------------------------------------------------------------------------------
Each                       (9)     Sole Dispositive Power             3,980,693 shares
Reporting             ------------------------------------------------------------------------------------------
Person With               (10)     Shares Dispositive Power             287,661 shares
----------------------------------------------------------------------------------------------------------------
                  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                           4,268,354 shares
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                  (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                            [  ]
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                  (13)     Percent of Class Represented by Amount in Row (11)

                           9.5%
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                  (14)     Type of Reporting Person (See Instructions)

                           IN
----------------------------------------------------------------------------------------------------------------




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                                                               Page 3 of 6 Pages


Item 1.           SECURITY AND ISSUER

                  This statement relates to the shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2140 Lake Park Blvd., Richardson, Texas 75080.

Item 2.           IDENTITY AND BACKGROUND

                  This statement is filed by David H. Anderson, whose principal business address is 2140 Lake Park Blvd., Richardson, Texas 75080. Mr. Anderson is a member of the Board of Directors of the Company. In addition, Mr. Anderson currently serves as the Co-Executive Director of the Santa Barbara Museum of Natural History, as legal counsel for a local land conservation organization in Santa Barbara County and as a member of certain other organizations' boards of directors. Mr. Anderson is a citizen of the United States.

                  The remaining sub-items of Item 2 are not applicable to Mr. Anderson.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On October 1, 1999, Mr. Anderson received 167 shares of Common Stock as director compensation. These shares were contributed to the David H. Anderson Trust (the "D.A. Trust"). Mr. Anderson is trustee of the D.A. Trust. All other Shares beneficially owned by Mr. Anderson were acquired primarily through a combination of inheritance, gift, the Company's former dividend reinvestment plan and the purchase of shares from other stockholders.

Item 4.           PURPOSE OF THE TRANSACTION

                  Mr. Anderson acquired the Shares beneficially owned by him for investment. Mr. Anderson does not have any plans, nor has he made proposals, which relate to or would result in any of the events enumerated in paragraphs (a) through (j) of Item 4 to
                  Schedule 13D. However, Mr. Anderson reserves the right to acquire additional shares, to dispose of shares or to formulate other purposes, plans or proposals to the extent he deems advisable in light of his personal investment needs (and, in his capacity as trustee of the trusts described in Item 5, the investment needs of such trusts), market conditions and other factors.




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                                                               Page 4 of 6 Pages


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of November 1, 1999, Mr. Anderson beneficially owns an aggregate of 4,268,354 shares of Common Stock, constituting approximately 9.5% of the outstanding shares of Common Stock.

                  (b) Mr. Anderson is deemed to directly beneficially own an aggregate of 120,450 shares of Common Stock subject to options previously granted by the Company that are currently exercisable or will become exercisable within 60 days of the date of the filing of this Schedule 13D. Such shares represent approximately .3% of the outstanding shares of Common Stock. In the event Mr. Anderson exercises such options, he will have sole power to vote and dispose of the shares issued upon such exercise. Mr. Anderson may also be deemed to indirectly beneficially own 3,751,508 shares of Common Stock owned by the D.A. Trust. Mr. Anderson is the sole trustee of the D.A. Trust and in such capacity has the sole power to dispose of and vote the Shares held by the D.A. Trust. The shares of Common Stock owned by the D.A. Trust represent approximately 8.3% of the outstanding shares of Common Stock. Mr. Anderson may also be deemed to indirectly beneficially own 41,910 shares of Common Stock owned by the Leo E. Anderson Trust (the "L.A. Trust"). Mr. Anderson is the sole trustee of the L.A. Trust and in such capacity has the sole power to dispose of and vote the Shares held by the L.A. Trust. The shares of Common Stock owned by the L.A. Trust represent approximately .9% of the outstanding shares of Common Stock. Mr. Anderson may also be deemed to indirectly beneficially own 66,825 shares of Common Stock owned by the Betty Oakes Trust (the "B.O. Trust"). Mr. Anderson is the sole trustee of the B.O. Trust and in such capacity has the sole power to dispose of and vote the Shares held by the B.O. Trust. The shares of Common Stock owned by the B.O. Trust represent approximately .15% of the outstanding shares of Common Stock. Mr. Anderson may be deemed to indirectly beneficially own 199,881 shares of Common Stock owned by the Kristin H. Anderson Trust (the "K.A. Trust"). Mr. Anderson is a co-trustee of the K.A. Trust and in such capacity shares the power to dispose of and vote the Shares held by the K.A. Trust. The shares of Common Stock owned by the K.A. Trust represent approximately .44% of the outstanding shares of Common Stock. Mr. Anderson may be deemed to indirectly beneficially own 87,780 shares of Common Stock owned by his minor child. Mr. Anderson shares the power to dispose of and vote the Shares held by his child. The shares of Common Stock owned by Mr. Anderson's child represent .2% of the outstanding shares of Common Stock.

                  (c) The only transaction effected by Mr. Anderson in the past sixty days was the receipt of 167 shares of Common Stock described in Item 3 above.



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                                                               Page 5 of 6 Pages




Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to a Lock-Up Letter executed by Mr. Anderson on July 28, 1999 in connection with the Company's initial public offering, Mr. Anderson has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters in the Company's initial public offering, he will not, during the period ending 180 days after July 28, 1999, offer, pledge, sell or otherwise transfer or dispose of any shares of Common Stock, subject to certain exceptions.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1 - Lock-Up Letter, dated July 28, 1999, executed by David H. Anderson.







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                                                               Page 6 of 6 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 1999


                                                         /s/ David H. Anderson
                                                       -------------------------
                                                             David H. Anderson




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                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                   DESCRIPTION
------                   -----------
  1                      Lock-Up Letter, dated July 28, 1999, executed by
                         David H. Anderson.